UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

ENGENE HOLDINGS INC.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

29286M10
(CUSIP Number)

October 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29286M10	SCHEDULE 13G	Page 2 of 5

1	NAME OF REPORTING PERSON Fonds de solidarité des travailleurs du Québec (F.T.Q.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP N/A	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Quebec, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,088,682 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,088,682 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,088,682
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.1%
12	TYPE OF REPORTING PERSON IV

(1)	Consists of 2,642,110 common shares and 446,572 common shares issuable upon the exercise of 446,572 warrants.

CUSIP No. 29286M10	SCHEDULE 13G	Page 3 of 5

Item 1.	(a)	Name of Issuer:

enGene Holdings Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

7171 Rue Frederick Banting Saint-Laurent, QC, Canada H4S 1Z9

Item 2.	(a)	Name of Person Filing:

Fonds de solidarité des travailleurs du Québec (F.T.Q.)

	(b)	Address of Principal Business Office or, if None, Residence:

545 Cremazie Blvd. East, suite 200 Montreal (Quebec) CANADA H2M 2W4

	(c)	Citizenship:

Quebec, Canada

	(d)	Title of Class of Securities:

Common shares

	(e)	CUSIP No.:

29286M10

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

	(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 29286M10	SCHEDULE 13G	Page 4 of 5

Item 4.	Ownership.

(a)	Amount beneficially owned:

3,088,682 common shares (the sum of 2,642,110 common shares and 446,572 common shares issuable upon the exercise of 446,572 warrants).

(b)	Percent of class:

13.1%, based on 23,644,548 common shares, the sum of 23,197,976 common shares outstanding as of October 31, 2023 and 446,572 common shares that would result in the event that all of the 446,572 warrants held by the reporting person were exercised and no other outstanding warrants were exercised.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See row 5 of cover page.

(ii)	Shared power to vote or to direct the vote:

See row 6 of cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See row 7 of cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See row 8 of cover page.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

N/A

Item 8.	Identification and Classification of Members of the Group:

N/A

Item 9.	Notice of Dissolution of Group:

N/A

Item 10.	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 29286M10	SCHEDULE 13G	Page 5 of 5

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 7, 2023

Fonds de solidarité des travailleurs du Québec (F.T.Q.)

By:	/s/ Liette Leduc
Liette Leduc
Senior Director – Legal Affairs - Private Equity and Impact Investing